UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-42013

SuperX AI Technology Limited

(Translation of registrant’s name into English)

30 Pasir Panjang Road

#06-31, Mapletree Business City

Singapore 117440

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Entry into a Joint Venture Agreement with Chengtian Weiye

On October 24, 2025, SuperX AI Solution Limited (“SuperX AI Solution”), a company incorporated in the British Virgin Islands and a wholly-owned subsidiary of SuperX AI Technology Limited, entered into a joint venture agreement (“JV Agreement”) with Hongkong Chengtian Weiye Technology Company Limited (“Chengtian Weiye”), a Hong Kong subsidiary of Shenzhen Chengtian Weiye Technology Co., Ltd., (Shenzhen Stock Exchange: 300689) (“Chengtian Weiye”) and certain affiliates, related parties and designees of Chengtian Weiye (together, the “Chengtian Weiye Partners”), to establish a joint venture through a new entity to be incorporated in Singapore, SuperX Cooltech Pte. Ltd. (the “JV”). Pursuant to the JV Agreement, SuperX AI Solution will hold a 35% equity interest in the JV, and the balance of the equity will be subscribed for by the Chengtian Weiye Partners.

The joint venture will integrate the advantages of both parties in AI system integration and thermal management core components, operating under the cooperative brand "SuperX Cooltech" to provide liquid cooling products and infrastructure solutions to the global market (excluding mainland China, Hong Kong SAR, and Macau SAR).

The transaction was approved by the Company’s board of directors. On October 24, 2025, SuperX AI Technology Limited released a press release entitled “SuperX and Chengtian Weiye Establish Joint Venture SuperX Cooltech to Jointly Launch AI Liquid Cooling Solutions”. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 6-K and is incorporated herein by reference.

About Chengtian Weiye (Stock Code: 300689.SZ) and Chengtian Ketai (Ningbo) Thermal Management System Technology Co., Ltd.

Shenzhen Chengtian Weiye Technology Co., Ltd. is a leading international high-tech enterprise engaged in the R&D, production, sales, and services of smart cards and specialized chips, headquartered in Shenzhen, Guangdong, China. With a global business presence, the company provides high-quality products and professional services to customers from six major production bases in Shenzhen, Shanghai, Ningbo, Huizhou, New Delhi (India), and Jakarta (Indonesia). In recent years, the company has actively expanded into the high-performance thermal management field. Its holding subsidiary, Chengtian Ketai, focuses on the research, development, and manufacturing of liquid cooling products and systems for the semiconductor and AI server sectors. The company's products are widely utilized across several key industries, including communications, energy, automation, and electronics manufacturing, continuously driving the intelligent transformation of the industry.

EXHIBITS INDEX

Exhibit No.	Description
99.1	SuperX and Chengtian Weiye Establish Joint Venture SuperX Cooltech to Jointly Launch AI Liquid Cooling Solutions

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 24, 2025	SuperX AI Technology Limited

	By:	/s/ Yu Chun Kit, Anderson
	Name:	Yu Chun Kit Anderson
	Title:	Executive Director

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